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                                                      EXHIBIT B-1




November 14, 1995


	(212) 701-3600


Re:  Share Purchase Rights Plans
     ___________________________


Ladies and Gentlemen:

		On behalf of Consolidated Natural Gas Company ("Consolidated"), which is seeking authorization to implement a share purchase rights plan on Form U-1, and in connection with Consolidated's application for approval on Form U-1, we are submitting this letter, which discusses the background and basic structure of rights plans, their benefit to stockholders, the fact that rights plans have become commonplace and the legality of rights plans.

I.	Background and Basic Structure of Rights Plans.
	______________________________________________

		Beginning in 1984, several companies adopted share purchase rights plans absent any authoritative judicial decision upholding the validity of such plans. The adoption of share purchase rights plans, commonly known as "poison pills," was a response to unsolicited attempts by investors to acquire public companies, requiring boards of directors and stockholders to make expeditious decisions affecting the value, corporate structure and continued existence of the companies. Many of these attempts involved partial or two-tiered offers, the breakup of the corporate structure and the sale of assets, or took the form of creeping acquisitions of stock that deprive stockholders of participation in a control premium. Share purchase rights plans allow companies to deal with takeover attempts within a more reasonable time frame and with a greater possibility for protecting the long-term interests of all stockholders by forcing


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acquirors to negotiate with a target's board of directors and extracting higher acquisition premiums from acquirors.

		Rights plans are intended to be effective against "two-tiered" acquisitions, acquisition attempts in which offers for less than all of the stock of a target company are followed by a second-step merger in which the remaining stockholders receive less consideration for their stock. Rights plans also discourage partial tender offers with no second-step merger and accumulations of more than a specified percentage of voting control, thereby discouraging the acquisition of future control without an offer to acquire all shares at an appropriate premium.
The key features of a rights plan -- "flip-in" and "flip-over" provisions of the rights -- can impose unacceptable levels of dilution on an acquiror. This potential for dilution, combined with the authority of the target's board of directors to redeem the rights before they are triggered, creates an incentive for potential acquirors to negotiate with a target's board of directors prior to taking any unilateral action.

		Most rights plans contain the same basic structure and features. Following adoption of the plan by the board of directors, rights pursuant to the plan are distributed, as dividends, pro rata to each stockholder. No stockholder approval is required. Each right, excluding those held by an acquiring person (as defined in the plan), entitles the holder thereof to purchase a share or a fraction of a share of either common stock or a newly issued series of preferred stock following the occurrence of a specified event, typically the acquisition of a specified percentage of a company's voting stock, at a price fixed at the time the rights are issued and subject to adjustment generally to prevent dilution. The exercise price is typically at a significant premium over the market price at the time the rights are issued and approximates, in the view of the board of directors, the value of the stock at the maturity of the term of the rights.

		The rights may not be traded separately from the common stock prior to a specified triggering event. The rights confer no voting power and typically remain outstanding for ten years, unless earlier exercised or redeemed. The rights are redeemable by the board of directors of a company for a nominal price at any time prior to the acquisition by one person, or several persons


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acting as a group, of beneficial ownership of a specified
percentage of a company's voting stock and for a fixed period thereafter.

		The antitakeover features of a rights plan are triggered when the rights begin to trade separately and become exercisable, which typically occurs upon (1) the acquisition by an acquiring person of a specified percentage of a company's voting stock, usually 10% to 15%, or (2) the commencement (or the announcement of the commencement) of a tender offer or exchange offer for a number of shares that would result in an acquiring person owning such specified percentage of a company's voting stock. The percentage "flip-in" feature provides that, upon an acquiring person obtaining a specified percentage of a company's voting stock, each right, excluding the rights held by the acquiring person, will "flip-in," thereby entitling the holder to purchase, at the exercise price, common stock of the company with a then-market value equal to two times the exercise price. The flip-in feature dilutes the acquiring person's investment and discourages creeping accumulations of voting control. The "flip-over" feature provides that, if after the rights become exercisable, a company is acquired through a second-step merger or other specified business combination, each right, excluding the rights held by the acquiring person, will "flip-over" and entitle the holder thereof to buy, for the exercise price, common stock of the acquiring person with a then-market value equal to two times the exercise price. This feature also dilutes an acquiring person's investment.

II.	Benefits to Stockholders.
	________________________

		Rights plans are beneficial to the interests of stockholders because they increase a target's bargaining power and lead to higher takeover premiums for stockholders. A rights plan also maximizes stockholder value by allowing boards of directors to consummate preferred transactions that they have determined to be part of a company's long-term plan for maximization of share prices. Although rights plans are designed to protect stockholders from coercive takeover devices, such as two-step mergers, market sweeps and creeping acquisitions of


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control, they do so without entrenching management or preventing tender offers. Because rights plans typically contain a redemption provision, which permits the board of directors to redeem the rights at a nominal price at any time prior to a triggering event or within a short time thereafter, an acquiring person can avoid dilution so long as the board of directors approves the transaction and redeems the rights. Even if the board of directors were initially to oppose a tender offer, triggering the exercisability of the rights, a tender offer could still succeed in several ways, including: (1) tendering with a condition that the board redeem the rights; (2) tendering with a very high minimum condition of shares and rights; or
(3) soliciting proxies to remove the board and then redeeming the rights. Thus, while not precluding hostile tender offers, a rights plan does encourage a potential acquiror to negotiate with the board of directors or the stockholders, rather than to act unilaterally.

		The adoption of a rights plan will not negatively affect the economic interests of a company's stockholders. Since the exercise price of a right is significantly higher than the market price, the issuance of rights does not cause a dilution of earnings per share and historically has not had any materially negative impact on the market price of a company's stock. In fact, a 1994 study by University of Rochester economists, which analyzed over 600 companies with rights plans, found that rights plans had no meaningful effect on the price of a company's stock. The study concluded that rights plans "are reliably associated with higher premiums for selling shareholders, both conditionally and conditional on a successful takeover . . . .  Antitakeover measures increase the bargaining position of target firms ...."
R. Comment and G. Schwert, Poison or Placebo? Evidence on the Deterrent and Wealth Effects of Modern Antitakeover Measures, National Bureau of Economic Research, Program in Corporate Finance (Sept. 1994), at 1. The plans benefit stockholders by protecting against abusive tactics and increasing bargaining power, resulting in higher prices for stockholders.

		Certain institutional investors continue to oppose rights plans, but stockholder proposals to redeem rights plans have declined in recent years. Only twelve such proposals where included in the proxy materials filed for 1,500 companies in 1994 and eight in 1995.


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III.	Adoption Commonplace.
	____________________

		The adoption of rights plans among public companies is commonplace. Over 1,700 American public companies have already adopted rights plans, including more than half of the Fortune 500 companies and Business Week 1,000 companies and more than two-thirds of the Fortune 200 companies. Additionally, 87% of exchange-listed companies are covered by rights plans or control share laws and at least 28 public utility companies have adopted rights plans. Although none of the 13 public utility holding companies currently have a rights plan, at least one holding company applied for and was granted authorization to take steps to implement a plan. See 58 SEC Docket 2497, Release No. 35-
26244 (Columbia Gas System, Inc.).

IV.	Legal Authority.
	_______________

		The Delaware Supreme Court established the legality of rights plans as a defensive measure in Moran v. Household Int'l
Inc., 500 A.2d 1346 (Del. 1985), in which the Court upheld the adoption of a flip-over rights plan as permissible under Delaware law and a proper exercise of a board of directors' business
judgment. The Delaware Supreme Court concluded that "sufficient authority for the Rights Plan exists in 8 Del.C. Section 157" and "adoption of the Rights Plan was within the authority of the
Directors . . . ."  Moran, 500 A.2d at 1353, 1355.  Although
there has been little doubt as to the legality of rights plans modeled after the Household rights plan, in the past several years there has been litigation on the validity of rights plans that differ from the Household plan in several aspects.

		A number of courts have addressed the validity of discriminatory flip-ins, which provide that the rights held by the acquiror become null and void upon the occurrence of a triggering event, under the corporate laws of various states. In Delaware, several decisions that have refused to order the board of directors to redeem a flip-in rights plan did so without addressing the validity of the discriminatory feature of the


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plan.  See, e.g., Doskocil Cos. v. Griggy, No. 10095 (Del. Ch.
1988); Facet Enters. Inc. v. Prospect Group, Inc., No 9746 (Del. Ch. 1988). Moreover, in some circumstances Delaware law permits stockholders, as distinguished from shares, to be treated unequally. See, e.g., Harvard Indus. Inc. v. Tyson, [1986-1987 Transfer Binder] Fed. Sec. L. Rep. (CCH) at 95,294. Thus, although there has been no direct ruling on the issue by a Delaware court (the Household rights plan did not have such a provision), it appears that discriminatory flip-ins are valid under Delaware law.

		Most recent decisions, however, have recognized that a rights plan may be used to protect the stockholders from coercive or inadequate offers. See, e.g., Desert Partners, L.P. v. USG
Corp., 686 F. Supp. 1289 (N.D. Ill. 1988) (refusing to require the board to redeem a rights plan in the context of coercive, two-tiered offer); In re Damon Corp. Stockholders Litig., [1988-
89 Transfer Binder] Fed. Sec. L Rep. (CCH) Paragraph 94,040 (Del.
Ch. 1988) (refusing to require board to redeem rights in the face of an all-cash, all shares tender offer at $24 per share where the shares were valued at $30 per share). Cases have also recognized that a rights plan may be used to advance short-term stockholder values, including to run an auction for the sale of the company. See, e.g., CRTF Corp. v. Federated Dep't Stores,
Inc., 683 F. Supp. 422 (S. D. N. Y. 1988) (citing Delaware law in refusing to order the board to redeem the rights in the face of a pending tender offer before the auction process had been completed and noting that a rights plan "provides the directors with a shield to fend off coercive offers and with a gavel to run an auction"); Facet Enters. Inc. v. Koppers Co., 683 F. Supp. 458
(D. Del. 1988) (permitting the rights plan to remain in place while the board considered a recapitalization plan as an alternative to the unsolicited tender offer).

V.	Conclusion.
	__________

		Consolidated Natural Gas Company is seeking the Securities and Exchange Commission's authorization to implement a rights plan because a rights plan is an effective measure that allows a board of directors to take additional time to negotiate


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with potential acquirors and to enhance the probability of
competing bids, resulting in increased value for stockholders. The adoption of rights plans is commonplace among public companies and their legality in Delaware is unquestioned.


							Cahill Gordon & Reindel

Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C.  20549